UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Immune Design Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45252L103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Topspin Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,087,514
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,087,514
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,514
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LG Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,087,514
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,087,514
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,514
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leo A. Guthart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,725
	6.	SHARED VOTING POWER 3,087,514
	7.	SOLE DISPOSITIVE POWER 10,725
	8.	SHARED DISPOSITIVE POWER 3,087,514
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,098,239
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Immune Design Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1616 Eastlake Ave. E., Suite 310, Seattle, Washington 98102

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Item 2(c).	Citizenship:

Topspin Fund L.P.
Three Expressway Plaza, Roslyn Heights, NY 11577
Citizenship: Delaware

LG Management, LLC
c/o Topspin Fund L.P.
Three Expressway Plaza, Roslyn Heights, NY 11577
Citizenship: Delaware

Leo A. Guthart
c/o Topspin Fund L.P.
Three Expressway Plaza, Roslyn Heights, NY 11577
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

45252L103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.	Ownership.

(a)

Amount beneficially owned:

Topspin Fund L.P. is the direct beneficial owner of 3,087,514 shares of the Issuer’s Common Stock.

LG Management, LLC is the general partner of Topspin Fund L.P. and may be deemed to have shared voting control and investment discretion over securities owned by Topspin Fund L.P.

Leo A. Guthart is the managing member of LG Management, LLC. Consequently, Mr. Guthart may also be deemed to have shared voting control and investment discretion over securities owned by Topspin Fund L.P.

Each of LG Management, LLC and Leo A. Guthart disclaims beneficial ownership of the 3,087,514 shares of the Issuer’s Common Stock beneficially owned by Topspin Fund L.P., except to the extent of their respective indirect pecuniary interests in such shares.

Individual Retirement Accounts in the  name of Leo A. Guthart are the direct beneficial owners of 10,725 shares of the Issuer’s Common Stock and as a result Leo A. Guthart may be deemed a beneficial owner of such shares. Leo A. Guthart disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest in such shares.

(b)

Percent of class:

12.4% for each of Topspin Fund L.P., LG Management, LLC and Leo A. Guthart. The percentages set forth in in this Item 4(b) are based on the 24,967,832 outstanding shares of Common Stock as of September 20, 2016, as disclosed in the Issuer’s final prospectus dated September 15, 2016, as filed with the SEC on September 16, 2016. If the underwriters for the follow-on public offering by the Issuer completed on September 20, 2016 exercise their option to purchase an additional 720,000 shares of Common Stock, the percentages set forth in this paragraph would decrease to 12% for Topspin Fund L.P. and LG Management, LLC and 12.1% for Leo A. Guthart.

(c)	Number of shares as to which such person has:

Topspin Fund L.P.:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,087,514 (see Item 4(a) above)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,087,514 (see Item 4(a) above)

LG Management, LLC:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,087,514 (see Item 4(a) above)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,087,514 (see Item 4(a) above)

Leo A. Guthart:

(i)	Sole power to vote or to direct the vote: 10,725

(ii)	Shared power to vote or to direct the vote: 3,087,514 (see Item 4(a) above)

(iii)	Sole power to dispose or to direct the disposition of: 10,725

(iv)	Shared power to dispose or to direct the disposition of: 3,087,514 (see Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I	Joint Filing Agreement, dated as of September 29, 2016, by and among Topspin Fund L.P., LG Management, LLC and Leo Guthart.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2016	TOPSPIN FUND L.P. By: /s/ Leo Guthart
Leo Guthart, Managing Member of the General Partner LG MANAGEMENT, LLC By: /s/ Leo Guthart
Leo Guthart, Managing Member By: /s/ Leo Guthart
Leo Guthart

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Immune Design Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 29, 2016	TOPSPIN FUND L.P. By: /s/ Leo Guthart
Leo Guthart, Managing Member of the General Partner LG MANAGEMENT, LLC By: /s/ Leo Guthart
Leo Guthart, Managing Member By: /s/ Leo Guthart
Leo Guthart